FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fourth Investor Conference of Telefonica Group	4
	Telefonica de España- strategy and business outlook

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

Telefonica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

During the Fourth Investor Conference that is being hosted in Barcelona on April 25th and 26th, the company has presented the strategy and business outlook for its subsidiary Telefonica de España. In relation to the information disclosed in this presentation, special emphasis is placed on the communication of the expected performance of this subsidiary for the period 2004 - 2008, based on key financial indicators.

These financial projections are as follows:

TELEFONICA DE ESPAÑA GROUP

	2004 Reported under IFRS (Euros in Million)	CAGR (*) 2004-2008 (%)
Revenues	11,202.2	+0.5%/+2%
Operating Income Before D&A	4,560.0	+3%/+6%
Operating Income	2,192.4	+12%/+16%
CAPEX over Revenues	10.8%	<12%

(*)CAGR stands for Compounded Annual Growth Rate.

In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2005-2008. These exceptionals amounted to 68.8 MM € in 2004 and are therefore also excluded, meaning a calculation base for guidance of 4,491.2 MM € for Operating Income before D&A and 2,123.6 MM € for Operating Income, respectively. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses.

All projections exclude changes in consolidation.

Madrid, April 25th, 2005

This document contains statements that constitute forward looking statements of the Company or its management, including statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this communication. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this communication including without limitation changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's prospectus as well as periodic filings made with the relevant financial regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 25th, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors